Exhibit g(10)

Form of

[Fidelity Funds Letterhead]





October 21, 1996


Brown Brothers Harriman & Company
40 Water Street
Boston, MA 02109
Attn:  Jim Kent

Re: Addendum to Custodian Agreement, dated as of September 1, 1994, between Brown Brothers Harriman & Company and each of the Investment Companies listed on Appendix "A" attached thereto

Ladies and Gentlemen:

 This letter agreement shall serve as an addendum to the Custodian Agreement (the "Custodian Agreement"), effective as of September 1, 1994, between Brown Brothers Harriman & Company (the "Custodian") and each of the Investment Companies listed on Appendix "A" attached thereto, as the same may be amended from time to time (each a "Fund" and collectively, the "Funds"), on behalf of each of their respective series portfolios listed on such Appendix "A" (each a "Portfolio" and collectively, the "Portfolios"). This Addendum shall also apply to any future Fund or Portfolio added to Appendix A in accordance with the terms of the Custodian Agreement. Capitalized terms not otherwise defined herein shall have the meanings specified in the Custodian Agreement.

 Pursuant to an exemptive order granted by the Securities and Exchange Commission on October 16, 1996, each Portfolio may invest up to 25% of its total net assets in shares of certain other open-end mutual funds (the "Central Funds") managed by Fidelity Management & Research Company ("FMR") or its affiliates or successors. The Funds, on behalf of each of their respective Portfolios, and the Custodian hereby agree that the Custodian shall maintain custody of the Portfolios' investments in Central Fund shares in accordance with the following provisions:

 1. Manner of Holding Central Fund Shares. Notwithstanding the provisions of Section 2.02 of the Custodian Agreement, the Custodian is hereby authorized to maintain the shares of the Central Funds owned by the Portfolios in book entry form directly with the transfer agent or a designated sub-transfer agent of each such Central Fund (a "Central Fund Transfer Agent"), subject to and in accordance with the following provisions:

 a. Such Central Fund shares shall be maintained in separate custodian accounts for each such Portfolio in the Custodian's name or nominee, as custodian for such Portfolio.

 b. The Custodian will implement appropriate control procedures (the "Control Procedures") to ensure that (i) only authorized personnel of the Custodian will be authorized to give instructions to a Central Fund Transfer Agent in connection with a Portfolio's purchase or sale of Central Fund shares, (ii) that trade instructions sent to a Central Fund Transfer Agent are properly acknowledged by the Central Fund Transfer Agent, and (iii) the Central Fund Transfer Agent's records of each Portfolio's holdings of Central Fund shares are properly reconciled with the Custodian's records.

 2. Purchases of Central Fund Shares. Notwithstanding the provisions of Section 2.03 of the Custodian Agreement, upon receipt of Proper Instructions, the Custodian shall pay for and receive Central Fund shares purchased for the account of a Portfolio, provided that (i) the Custodian shall only send instructions to purchase such shares to the Central Fund's transfer agent in accordance with the Control Procedures ("Purchase Instructions") upon receipt of Proper Instructions from FMR's trading operations, and (ii) the Custodian shall release funds to the Central Fund Transfer Agent only after receiving confirmation from the Central Fund Transfer Agent that it has received the Purchase Instructions.

 3. Sales of Underlying Fund Shares. Notwithstanding the provisions of Section 2.05 of the Custodian Agreement, upon receipt of Proper Instructions, the Custodian shall release Central Fund shares sold for the account of a Portfolio, provided that (i) the Custodian shall only send instructions to sell such shares to the Central Fund Transfer Agent in accordance with the Control Procedures ("Sell Instructions") upon receipt of Proper Instructions from FMR's trading operations, and
(ii) such Sell Instructions shall be properly confirmed by the Central Fund Transfer Agent.

 4. Fee Schedule. Notwithstanding the provisions of the fee schedule currently in effect pursuant to Article VI of the Custodian Agreement, the Custodian will charge each Portfolio $7.00 for each automated buy/sell transaction in Central Fund shares by such Portfolio and $12.00 for each manual buy/sell transaction in Central Fund shares by such Portfolio. Such $7.00 and $12.00 transaction fees will cover all services (other than corresponding wire transfers) to be performed by the Custodian in connection with transactions in Central Fund shares by the Portfolios. All other account activity by the Portfolios will be charged in accordance with the fee schedule in effect from time to time in accordance with the terms of Article VI of the Custodian Agreement, provided that, notwithstanding anything herein to the contrary, the Custodian will not charge any Asset Fee with respect to the assets of the Portfolios invested in the Central Funds.

 5.  Other Provisions of the Custodian Agreement Remain in Effect.
The terms of this Addendum apply solely to shares of the Central Funds held in custody by the Custodian on behalf of the Portfolios. Notwithstanding anything herein to the contrary, this Addendum shall have no force or effect upon the terms and conditions of the Custodian Agreement, except to the extent such terms and conditions are expressly modified or supplemented by the provisions of this Addendum in respect of shares of the Central Funds held by the Portfolios.

 If you are in agreement with the foregoing, please execute the enclosed counterpart to this letter and return it to the undersigned, whereupon this letter shall become an binding Addendum to the Custodian Agreement, enforceable by the Custodian and the Fund in accordance with its terms.

Each of the Investment Companies Listed on Appendix "A" to the
Custodian Agreement, on Behalf of Each of Their Respective Portfolios


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